CUSIP No. 868048307

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                        Superconductive Components, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868048307
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Page 1 of 4 Pages

CUSIP No. 868048307

1.  Names of Reporting Person:

    Claudio Zampa

    S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.  Check the Appropriate Box if a Member of a Group:

             (a)      [   ]
             (b)      [   ]

3.  SEC Use Only

4.  Citizenship or Place of Organization:   Italy

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:          170,000 shares

6.  Shared Voting Power:              0

7.  Sole Dispositive Power:     170,000 shares

8.  Shared Dispositive Power:         0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 170,000 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  |_|

11. Percent of Class Represented by Amount in Row (9): 9.4%

12. Type of Reporting Person:    IN


                               Page 2 of 4 Pages

CUSIP No. 868048307

ITEM 1.

       (a)   Name of Issuer:  Superconductive Components, Inc.

       (b)   Address of Issuer's Principal Executive Offices:

             1145 Chesapeake Avenue, Columbus, Ohio  43212

ITEM 2.

       (a)   Name of Persons Filing:  Claudio Zampa

       (b)   Address of Principal Business Office, or, if  none, Residence:

             Via Strada Regina N.3, 6900 Lugano

       (c)   Citizenship:  Mr. Zampa is a citizen of Italy.

       (d)   Title of Class of Securities:  Common Stock, no par value.

       (e)   CUSIP Number:  868048307

ITEM 3.

      Not applicable.

ITEM 4.    OWNERSHIP

       (a)  Amount Beneficially Owned: 170,000 shares

       (b)  Percent of Class: 9.4%

       (c)  Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:       170,000 shares
            (ii)  Shared power to vote or to direct the vote:           0
            (iii) Sole power to dispose or to direct the disposition of:
                                                                  170,000 shares
            (iv) Shared power to dispose or to direct the disposition of: 0


                                Page 3 of 4 Pages

CUSIP No. 868048307


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATION.

         Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:  April 26, 2001                             /s/ Claudio Zampa
                                                   -----------------------------
                                                   Claudio Zampa




                               Page 4 of 4 Pages